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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August  2010

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                   .

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated August/10/2010, relating to Yucheng Technologies Reports Second Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: August/10/2010	By:	/s/ Steve Dai
	Name:	Steve Dai
	Title:	Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                Description

1. Press release dated August/10/2010, relating to Yucheng Technologies Reports Second Quarter Financial Results

Yucheng Technologies Reports Second Quarter Financial Results

BEIJING, August 10, 2010 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the three-month period ended June 30, 2010.

“In the second quarter, Yucheng began seeing in our financial results the impact of our restructuring initiatives. Along with the seasonality that has been a consistent factor in the second half of the year, we are expecting a better financial performance for the remainder of the year,” said Mr. Hong Weidong, CEO of Yucheng Technologies.

“We closed the transaction to establish the joint venture with NTT Data on June 30, 2010, which is part of our continuous effort to divest non-core assets to refocus on Software & Solutions for the banking industry. We also are looking to divest our POS business in the near future, which we also expect will improve our bottom line,” added Mr. Hong.

Second Quarter 2010 Financial Highlights

–	Fully diluted non-GAAP EPS was USD 0.09, as compared to USD 0.16 in the second quarter of 2009 and loss of USD 0.03 in the first quarter of 2010.
–	Total net revenue declined 11.0% year-over-year to USD 13.5M, but increased 42.4% compared with previous quarter.
–	SG&A expenses totaled USD 5.6M, a 2.6% decrease year-over-year

Business Outlook

Yucheng has continued to see strong demand for its Software & Solutions business during the second quarter of 2010 across all its solution lines, including Channel Solutions, Business Solutions and Management Solutions. More foreign banks are entering the Chinese market, and those that are already in the Chinese market are seeing their business growing rapidly. This has led to more immediate opportunities for our traditionally strong products, such as online banking, and potentially for other products in the future. As a result of the government stimulus package, banks in China also are offering more financial products to their customers, especially in the consumer market, such as personal finance loans and auto finance loans. Our leading loan management solutions are capitalizing on these evolving trends. The growing reputation of our loan management solutions also has led to several wins at two of our more significant customers, including a joint stock bank and a national policy bank.

We continued to focus on improving our business development methods during the second quarter. The number of RFPs in which we participated during the second quarter of 2010 increased by 44.4% compared with the same period of a year ago, and the number of RFPs that we won increased by 47.4%. The number of RFP in which we participated for our traditionally strong solutions, including e-banking, loan management, risk management, and business intelligence, remained the same as last year, but the number of RFPs won increased 36.4% in the second quarter year over year because we have become more careful in the selection of the potential projects on which we bid and on which we want to work.

In terms of client composition, we are continuing to develop and to grow new significant clients that are beyond our historical major customer base. Yucheng’s strategy is to expand its IT capabilities and position itself as the trusted partner for the big four banks and the total solutions provider to SMBs in China. We are further segmenting the SMBs so that we can provide appropriate products to different customer segments. For the immediate term, we will allocate more resources to the tier two banks, large city commercial banks and large rural credit banks.

“We are seeing our financial results reflecting the impact of the restructuring initiatives we have been undertaking for the last few quarters. In addition, we are continuing our good practice on cost and expense control. As a result, we are reaffirming our financial guidance for the whole year, with revenues in the range of USD 65.0 million and USD 68.4 million and Non-GAAP EPS range of USD 0.30 and USD 0.36,” said Mr. Steve Dai, CFO of Yucheng.

Second Quarter Financial Results

The table below is provided to give greater insight into our POS business, beyond what is available in our consolidated financial statements. The revenue and cost of revenue numbers on the following page are provided on a net presentation basis.
Summary of Selected Unaudited Financial Results for the Second Quarter of 2010
(Numbers are in USD thousands, except shares outstanding, earnings per share and percentages)
	Q2 2010				Q2 2009
	CORE		POS		CORE		POS		CORE	POS
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y Change	Y-O-Y Change

Revenues	12,334	100.0%	1,132	100.0%	14,153	100.0%	974	100.0%	-12.9%	16.2%
Software & Solutions	10,575	85.7%	-	-%	11,620	82.1%	-	-%	-9.0%
POS	-	-%	1,132	100.0%	-	-%	974	100.0%		16.2%
Platform & Maintenance Services	1,759	14.3%	-	-%	2,534	17.9%	-	-%	-30.6%
Cost of Revenues	6,114	49.6%	532	47.0%	6,205	43.8%	468	48.0%	-1.5%	13.7%
Gross Profit	6,219	50.4%	601	53.0%	7,949	56.2%	507	52.0%	-21.8%	18.5%
Operating Expenses	5,401	43.8%	705	62.2%	5,522	39.0%	767	78.7%	-2.2%	-8.1%
R&D	455	3.7%	-	-%	487	3.4%	-	-%	-6.4%
SG&A	4,945	40.1%	705	62.2%	5,035	35.6%	767	78.7%	-1.8%	-8.1%
Income from Operations	819	6.6%	(104)	-9.2%	2,427	17.1%	(260)	-26.7%	-66.3%	60.0%
Net Income (GAAP)	1,706	13.8%	(113)	-10.0%	2,774	19.6%	(201)	-20.6%	-38.5%	43.4%
Amortization of Intangible Assets	43	0.3%	-	-%	336	2.4%	-	-%	-87.3%
Non-GAAP Net Income	1,748	14.2%	(113)	-10.0%	3,110	22.0%	(201)	-20.6%	-43.8%	43.4%
Basic GAAP EPS	0.09		(0.01)		0.16		(0.01)		-42.1%	46.7%
Diluted GAAP EPS	0.09		(0.01)		0.15		(0.01)		-38.8%	43.6%
Basic Non-GAAP EPS	0.09		(0.01)		0.18		(0.01)		-47.1%	46.7%
Diluted Non-GAAP EPS	0.09		(0.01)		0.17		(0.01)		-44.0%	43.6%
Basic Weighted Average Common Shares Outstanding	18,560,014		18,560,014		17,577,647		17,577,647		5.6%	5.6%
Diluted Weighted Average Common Shares Outstanding	18,560,014		18,560,014		18,589,166		18,589,166		-0.2%	-0.2%

Note: The United States dollar amounts in the above table are calculated based on an exchange rate of USD 1.00 = RMB 6.8319 for June 30, 2009 and USD 1.00 = RMB 6.7909 for June 30, 2010.

Revenues: Yucheng reported consolidated net revenues of USD 13.5M for the second quarter 2010, a decrease of 11.0% compared to the second quarter of 2009 and a 36.9% increase from the first quarter of 2010.
–
Software & Solutions: In the second quarter, Software & Solutions registered USD 10.6M of revenues, a 9.0% decrease compared to the second quarter of 2009, and a 42.4% increase compared to the first quarter of 2010. Software & Solutions accounted for 78.5% of total net revenues.

–
Platform & Maintenance Services: Net revenues totaled USD 1.8M in the second quarter or 13.1% of total net revenues. Platform & Maintenance Services revenues decreased by 30.6% year over year and increased 10.2% sequentially.

–
POS: POS generated revenues of USD 1.1M in the second quarter, representing 8.4% of total net revenues. Our POS revenues increased 16.2% compared with the second quarter of 2009 and increased 39.0% compared to the first quarter of 2010.

Gross Profits: In the second quarter of 2010, Yucheng registered a gross profit of USD 6.8M, a decrease of 19.3% compared to the second quarter of 2009 and an increase of 45.5% compared to the first quarter of 2010.  Calculated on a net revenue basis gross margins for the second quarter were 50.6%, down from 55.9% in the second quarter of 2009 and up from 47.7% in the first quarter of 2010 The year over year decline in gross margins is mainly attributable to a decline in the underlying Platform & Maintenance Services gross margin and lower licensing fees.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A expenses decreased 2.6% from 5.8M in the second quarter of 2009 to 5.6M in the same quarter of 2010. Consolidated SG&A as a percentage of total net revenue was 42.0% in the second quarter, as compared to 38.4% in the second quarter 2009 and 47.4% in the first quarter of 2010.
–	SG&A as a percentage of net revenue for the Core business was 40.1% as compared to 35.6% in the second quarter of 2009 and 43.2% in the first quarter of 2010.
–	POS SG&A as a percentage of net revenues was 62.2% in the second quarter of 2010 as compared to78.7% in the second quarter of 2009 and 93.7% in the first quarter of 2010.
Net Income: Yucheng recorded non-GAAP net income of USD 1.6M in the second quarter 2010, a decrease of 43.8% compared to the second quarter of 2009 and an increase of 384.6% compared to the first quarter of 2010. GAAP net income was USD 1.6M for the current quarter, a decrease of 38.1% compared to the second quarter of 2009 and an increase of 358.2% compared to the first quarter of 2010. Operating margins for the quarter were 5.3% compared to 14.3% in the second quarter of 2009. The year over year decline in operating margins is attributable mainly to declining revenues and gross margins in Platform & Maintenance Services.

Earnings per Share: In the second quarter 2010, Yucheng’s EPS for fully diluted shares on a consolidated basis were USD 0.09 (non-GAAP) and USD 0.09 (GAAP) compared to USD 0.16 (non-GAAP) and USD 0.14 (GAAP) in the second quarter of 2009.
–
Core: Fully diluted EPS for the second quarter 2010 were USD 0.09 (non-GAAP) and USD 0.09 (GAAP) compared to USD 0.17 (non-GAAP) and USD 0.15 (GAAP) in the second quarter of 2009. Excluding the gain of USD 0.06 from the asset transfer to the Yuxin Data, our joint venture with NTT Data for e-Banking ASP business, we would have made USD 0.03 in the quarter on both a GAAP and non-GAAP basis.

–	POS: On both a GAAP and non-GAAP basis, the fully diluted 2010 EPS impact of POS was USD 0.01 (loss) compared to USD0.01 (loss) in the second quarter of 2009

Cash: Yucheng’s cash position in the second quarter 2010 was USD 13.0M compared to USD 32.8M in the second quarter of 2009 and USD 19.8M in the first quarter of 2010.

Accounts Receivable: In the second quarter 2010, accounts receivable totaled USD 29.8M compared to USD 32.4M in the second quarter of 2009 and USD 27.5M in the first quarter of 2010. The gross basis DSOs was 179 days for the current quarter, as compared to 212 days in the second quarter 2009 and 225 days in the first quarter of 2010.  When calculated on a pro forma basis, which accounts for the complete impact of agency services contracts, DSOs totaled 123 days in the second quarter, compared to 143 days in the same period last year and 171 days in the first quarter of 2010.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
June 30, 2010 and March 31, 2010

	2010.6.30	2010.03.31
	USD	USD

Assets
Current assets:
Cash and cash equivalent	12,965,241	19,811,872
Trade accounts receivable, net	29,808,060	27,468,907
(including bad debt provision of US$ 2,687,160 on December 31, 2009)
Costs and estimated earnings in excess of billings on uncompleted contracts	16,153,615	14,847,873
Amounts due from related companies	2,406,138	429,382
Inventories	2,003,973	5,144,164
Pre-contract costs	4,736,122	3,399,440
Other current assets	7,449,961	5,772,951

Total current assets	75,523,110	76,874,589

Investments in and advances to affiliates	4,310,204	1,108,967
Fixed assets	14,769,309	14,388,062
Less: Accumulated depreciation	(6,003,030)	(5,564,190)
Fixed assets, net	8,766,279	8,823,872
Intangible assets, net	4,807,313	4,601,650
Goodwill	27,832,776	27,688,440
Deferred income taxes - Non-current	3,235,287	3,176,990

Total assets	124,474,969	122,274,508

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
June 30, 2010 and March 31, 2010

	2010.6.30	2010.03.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	14,725,589	11,719,379
Obligations under capital leases	181,125	264,556
Trade accounts payables	7,329,359	8,950,666
Billings in excess of costs and estimated earnings on uncompleted contracts	1,591,776	3,738,683
Employee and payroll accruals	2,167,879	1,881,760
Dividends payable to ex-owners	583,191	580,167

Deemed distribution to ex-owners	0	0
Outstanding payment in relation to business acquisitions	17,725	17,633
Income taxes payable	1,674,162	1,715,435
Other current liabilities	6,344,890	5,535,245
Deferred income taxes - Current	410,389	325,601

Total current liabilities	35,026,085	34,729,125

Obligations under capital leases	0	18,984
Deferred income taxes	174,554	195,446

Total liabilities	35,200,639	34,943,555

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 17,580,935 and 18,560,014 shares issued and outstanding as of June 30, 2009 and September 30, 2009	2,946,296	2,931,017
Additional paid-in capital	56,798,609	56,504,062
Reserves	6,351,936	6,318,996
Retained earnings	22,573,296	20,872,390
Accumulated other comprehensive loss	(369,756)	(327,508)
Minority interests	973,950	1,031,996

Total stockholders' equity	89,274,331	87,330,953

Liabilities and stockholders' equity	124,474,970	122,274,508

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended June 30, 2010 and 2009

	2010 Q2	2009 Q2
	USD	USD
Revenues:
Software & solutions	10,574,884	11,619,684
Platform & maintenance services (net)	1,758,620	2,533,765
POS	1,132,341	974,262
Total revenues (non-GAAP)	13,465,845	15,127,711
Platform pass-through costs	1,085,193	43,221
Total revenues	14,551,038	15,170,932
Cost of revenues:
Cost of revenues (net)	(6,646,105)	(6,672,408)
Platform pass-through costs	(1,085,193)	(43,221)
Total cost of revenues	(7,731,298)	(6,715,629)

Gross profit	6,819,740	8,455,303
Operating expenses:
Research and development	(455,228)	(486,571)
Selling and marketing	(1,627,078)	(1,775,175)
General and administrative	(4,022,827)	(4,027,008)
Total operating expenses	(6,105,133)	(6,288,754)
Operating income	714,607	2,166,549

Other income (expenses):
Interest income	9,875	12,585
Interest expense	(190,200)	(135,451)
Investment gain (loss)	(69,609)	564,852
Other income (expense), net	1,101,607	(11,649)

Income (loss) before income tax and minority interests	1,566,280	2,596,886

Income tax benefit (expense)	(37,609)	(97,067)
Minority interests	63,426	74,080

Net income (loss)(GAAP)	1,592,097	2,573,899

Amortization for intangible assets	42,545	335,654

Net income (loss)(non-GAAP)	1,634,642	2,909,553

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended June 30, 2010 and 2009

	2010 Q2	2009 Q2
	USD	USD

Cash flows from operating activities:
Net income (loss)	1,592,100	2,573,898
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	669,306	451,050
Amortization	393,542	525,583

Bad debt provision	0	0
Loss on disposal fixed assets	383,433	10,247

Loss (gain) on disposal of affiliates	2,142	(410,572)
Minority interests	(63,426)	(74,080)

Share of equity in affiliate company	67,467.00	(78,075)

Income from short-term investment	0	0

Shares issued to independent directors	0	0
Decrease (increase) in trade accounts receivable, net	(2,195,961)	5,927,723
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	(1,228,342)	(3,327,586)
Decrease (increase) in due from related parties	(1,974,518)	(561,926)
Decrease (increase) in inventories	3,167,006	(3,148,409)
Decrease (increase) in precontract costs	(1,318,962)	219,296
Decrease (increase) in other current assets	(962,356)	(2,218,787)

Decrease (increase) in deferred income taxes assets - Current	1,112	0
Decrease (increase) in deferred income taxes assets - Non-current	(41,736)	(358,416)
Increase (decrease) in trade accounts payable	(1,667,965)	831,404
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(2,166,397)	43,480
Increase (decrease) in employee and payroll accruals	276,310	(86,686)
Increase (decrease) in income taxes payable	(50,215)	375,444
Increase (decrease) in other current liabilities	616,352	3,003,748
Increase (decrease) in deferred income taxes liabilities	61,179	(42,715)

Net cash provided by (used in) operating activities	(4,439,929)	3,687,036

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended June 30, 2010 and 2009

	2010 Q2	2009 Q2
	USD	USD

Cash flows from investing activities:
Capital expenditures	(1,425,906)	(1,901,342)
Payment of purchase of subsidiaries	0	0

Advances to affiliates	0	0

New investment of joint venture	(4,329,323)	(943,676)

Proceeds from disposal of fixed assets	339	11,478

Collection of advances to investments under equity method	0	0

Proceeds from disposal of investments under equity method	381,527	0

Net cash provided by (used in) investing activities	(5,373,363)	(2,833,540)

Cash flows from financing activities:

Deemed distribution	0	0
Payment of capital leases	(81,734)	(108,748)

Dividends paid to ex-owners	0	0
Proceeds from bank borrowings	2,945,118	10,032,348
Repayments of bank borrowings	0	0

Net cash provided by financing activities	2,863,384	9,923,600

Net increase in cash and cash equivalents	(6,949,908)	10,777,096

Cash at beginning of period	19,811,872	22,020,835
Cash at end of period	12,861,964	32,797,931

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported revenues, net income and earnings per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss the financial results for the three-month period ended June 30, 2010 on Tuesday, August 10, 2010 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 437257.

US	+1 866 652 5200
China Toll Free Number:	800 888 0221
China Toll Number:	400 810 0025
Hong Kong Toll Number:	+852 8306 5051
All Other Participants:	+86 10 5851 1520

A recording of the call will be accessible within 48 hours via Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information

Steve Dai
+86 10 5913 7889

sdai@yuchengtech.com